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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 000-30819
CUSIP NUMBER 70212G101

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Particle Drilling Technologies, Inc.
Full Name of Registrant

Former Name if Applicable

1021 Main Street, Suite 2650
Address of Principal Executive Office (Street and Number)

Houston, Texas 77002
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Particle Drilling Technologies, Inc. (the “Company”) is unable to file its quarterly report on Form 10-Q for the three months ended December 31, 2005 (the “Quarterly Report”) within the prescribed period without unreasonable effort or expense.  On February 7, 2006, the Company received comments from the Staff of the Securities and Exchange Commission to its annual report on Form 10-K for the year ended September 30, 2005.  As a result of one of these comments, the Company undertook a detailed analysis of its policies in connection with the recording of stock-based employee compensation related to equity incentive awards under Statement of Financial Accounting Standards No. 123(R) (“SFAS 123(R)”).

Following the completion of that analysis and further consultation with the Company’s independent registered public accountants, the Company determined that its policy of recording equity compensation upon vesting of the underlying equity incentive award was inconsistent with the guidelines set forth under SFAS 123(R).  On February 9, 2006, following an analysis of the impact of this error on the Company’s previously released financial statements, the Audit Committee of the Company’s Board of Directors determined that it was necessary to restate the financial statements contained in the Company’s annual report on Form 10-K for the year ended September 30, 2005 and the Company’s quarterly report on Form 10-Q for the period ended June 30, 2005.  In addition, the Company’s previously announced financial results for the three months ended December 31, 2005 will need to be revised to reflect in the Quarterly Report the proper application of the principles of SFAS 123(R).

Despite considerable effort by the Company, additional time is needed to revise the Quarterly Report to reflect the proper application of SFAS 123(R).  In addition, the Company is continuing to review and assess the Company’s disclosure controls and procedures and its internal control over financial reporting following the determination by the Audit Committee to restate the Company’s financial statements.  The Company currently anticipates filing the Quarterly Report on or before February 14, 2006, which is the fifth calendar day following the prescribed due date for the Quarterly Report.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	J. Chris Boswell	(713)	223-3031
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

After giving effect to the restatement described in Part III above, the Company has reported a net loss of $2,167,983, or $0.09 per common share, for the three months ended December 31, 2005 compared to a net loss of $882,745, or $0.05 per common share, for the three months ended December 31, 2004.

The increase in net loss was primarily the result of an increase in research and development expenses from $183,156 for the three months ended December 31, 2004 to $1,180,513 for the three months ended December 31, 2005.  The Company had only a limited ability to develop its Particle Impact Drilling technology (the “PID technology”) due to its lack of funds available during the three months ended December 31, 2004.  As a result of the Company’s completion of its private placement in February 2005, the Company has continued to use substantial resources during the three months ended December 31, 2005 to develop the PID technology.

The increase in net loss is also the result of an increase in general and administrative expenses from $693,037 for the three months ended December 31, 2004 to $1,095,934 for the three months ended December 31, 2005.  This increase was primarily the result of increased costs related to reporting and compliance obligations applicable to publicly-held companies, which commenced for the Company (for financial reporting purposes) in January 2005, and to reflect additional compensation expenses as a result of the Company’s restatement to properly apply the principles of SFAS 123(R) as described in Part III above.

For each of the three months ended December 31, 2004 and 2005, the Company did not record any revenue, reflecting its continuing status as a development-stage company.  The Company did record other income of $108,464 for the three months ended December 31, 2005 compared to other expenses of $6,550 for the three months ended December 31, 2004 as a result of interest income from the invested cash proceeds received in the Company’s private placement in February 2005 and rental income received during the three months ended December 31, 2005.

Particle Drilling Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 10, 2006	By	/s/ J. CHRIS BOSWELL
J. Chris Boswell
Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).